Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

January 24, 2025

National Stock Exchange of India Ltd. (Stock Code: DRREDDY)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Copies of newspaper advertisement regarding unaudited financial results for the quarter ended December 31, 2024

Pursuant to Regulation 47 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation, 2015, as amended, please find enclosed copies of newspaper advertisement regarding the unaudited financial results of the Company for the quarter ended December 31, 2024, as published in Business Standard and Andhra Prabha on January 24, 2025.

This is for your information and recordso.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

12 ECONOMY & PUBLIC AFFAIRS
MUMBAI | FRIDAY, 24 JANUARY 2025 Business Standard

AWS to invest $8.3 bn in Cloud infra in Maha

Company says this will create more than 81,000 jobs in next five years

BS REPORTER
Mumbai, 23 January

Amazon Web Services (AWS) will invest $8.3 billion in its Cloud infrastructure in Maharashtra, contributing $15.3 billion to India's gross domestic product (GDP) by 2030, said the company.

This investment in the AWS Asia-Pacific (Mumbai) Region will support more than 81,300 full-time jobs annually in the local data centre supply chain by 2030. The plan is part of AWS's previously announced $12.7 billion investment in Cloud infrastructure in India by 2030.

The Maharashtra government and AWS on Wednesday signed a memorandum of understanding (MoU) at the World Economic Forum summit in Davos, Switzerland, to formalise the investment. "I am pleased to announce the signing of a landmark MoU with Amazon Web Services, one of the foremost hyperscalers in the world. AWS's decision to set up its operations in the Mumbai Metropolitan Region is a pivotal moment for Maharashtra," said Chief Minister Devendra Fadnavis.

AWS invested more than $3.7 billion in its Cloud infrastructure in Maharashtra between 2016 and 2022.

David Zapolsky, senior vice-president of Global Public Policy and general counsel at Amazon, said: "We are pleased to continue to collaborate with the Maharashtra government to advance the state's digital ambitions and democratise access to emerging technology for enterprises, public sector organisations, startups, and small and medium-sized businesses in India. We look forward to working together with the Maharashtra government to realise our investment plans and advance India's digital growth."

Large Indian enterprises that use AWS include Axis Bank, HDFC Bank, Bajaj Allianz General Insurance, HDFC Securities and ICICI Lombard. Startups Fibe and Healthify and public sector companies such as Coal India, Government e-Marketplace and Maharashtra State Electricity Distribution Co. Ltd. use the service, too.

AWS Global Public Policy Vice-President Michael Punke *(second from right)* with Telangana Chief Minister Revanth Reddy *(second from left)*. The company will invest ₹60,000 crore for setting up data centres in Telangana during the World Economic Forum, Davos, Switzerland PHOTO: @REVANTH_ANUMULA/X

Blackstone to set up ₹4,500 cr data centre in Hyderabad

Blackstone has announced its foray into the data centre ecosystem with the establishment of a cutting-edge 150 Mw data centre facility in Hyderabad with an investment of ₹4,500 crore. A MoU was signed between the Telangana government and Blackstone Lumina (data centre arm of Blackstone) along with JCK Infra, on the sidelines of WEF in Davos, a government release said. Blackstone Lumina will collaborate with one of the world's leading cloud infrastructure providers, bringing significant foreign investment to the state and positioning Telangana as a preferred destination for global enterprises, the release added. PTI

₹15.7 trn MoUs signed, 1.6mn jobs may be created: Fadnavis

Maharashtra Chief Minister (CM) Devendra Fadnavis *(pictured)* on Thursday said 61 memorandum of understandings (MoUs) have been signed during his visit to the World Economic Forum in Davos entailing investment of ₹15.70 trillion and having the potential to provide 1.6 million jobs in the state. CM Fadnavis is attending the meeting with a state delegation.

Interacting with reporters via Zoom link from Davos, he said seven of these MoUs were strategic partnerships for knowledge in mobility and education and not investment. PTI

India will clock fastest growth rate: Andhra CM

Andhra Pradesh Chief Minister (CM) N Chandrababu Naidu *(pictured)* has said that India's golden era has started and the country will clock the fastest growth rate. He made these comments while speaking at the WEF in Davos. Hailing the leadership of Prime Minister Narendra Modi, the CM said the Indian democracy offers stability and everybody is trusting the goal of Viksit Bharat-2047. "India is moving very fast... The world is watching and they are also looking at India now. So many areas, opportunities are also abundant... Golden era for India has started," said Naidu. PTI

ALL IN A DAY

Discussed B'desh issue with Rubio, Waltz: Jaishankar

External Affairs Minister S Jaishankar *(pictured)* on Wednesday said he had brief discussion on the current situation in Bangladesh with newly-appointed US Secretary of State Marco Rubio and National Security Advisor Mike Waltz. "Yes, we had a brief discussion on Bangladesh. I don't think it's appropriate that I get into more details," Jaishankar told a group of Indian reporters at a news conference in Washington. The minister was responding to a query on whether treatment of minorities in Bangladesh came up during his meetings with Rubio and Waltz. However, there was no discussion on the attacks on Indian consulates in the US or the threat to Indian diplomats here, Jaishankar said. He also said India has always been open to legitimate return of undocumented Indians to their country, noting that New Delhi is still in the process of verifying those from the US who can be deported to India and the number of such individuals cannot be determined yet. There have been no talks with Pakistan on resumption of trade with India, Jaishankar said on Wednesday. India, he said, never stopped trade with Pakistan, and the decision in this regard was taken by the Pakistan government in 2019. "From the very beginning, our interest was that India should get the status of most favoured nation. We used to give MFN status to Pakistan. But they did not grant the same status to us," Jaishankar said. PTI

CBI files charge sheet against Oxfam India over FCRA violations

The Central Bureau of Investigation (CBI) has filed a charge sheet against research and advocacy group Oxfam India and its former CEO Amitabh Behar in connection with alleged violations of rules and regulations related to foreign funds, officials said. The FIR against the Oxfam India was registered in April 2023 based on a complaint from the Ministry of Home Affairs. The complaint, which is now part of the FIR, has alleged that though Oxfam India's Foreign Contribution (Regulation) Act (FCRA). FCRA registration ceased, it planned to circumvent the law by taking other routes to channelise funds. "Email communication found during IT (income tax) survey by the CBDT shows that Oxfam India has been planning to pressure Indian government for renewal of FCRA through foreign governments and foreign institutions," it had alleged. PTI

March supplies may take a hit as oil flow from Russia ebbs: BPCL

The US sanctions on the Russian oil sector have started to dent near-term oil flows to India with state-owned Bharat Petroleum Corporation Ltd (BPCL) saying not enough cargoes are available for March. The US on January 10 issued sweeping sanctions targeting the Russian energy sector. The measures include sanctions on Russian oil producers Gazprom Neft and Surgutneftegas, the blacklisting of 183 vessels involved in Russian energy exports, and curbs on dozens of oil traders, tanker owners and managers, insurance companies and energy officials. The sanctions were announced at a time when Indian refiners had started to negotiate for March cargoes. Russian oil made up for 34-35 per cent of all oil that BPCL processed at the start of the current financial year in April 2024. PTI

CRISIL SME TRACKER

Govt move on exports to boost revenue for sugar SMEs

The sugar industry is set for a revenue growth of 3 per cent this financial year following the government's decision to allow exports of 1 million tonnes (mt) for the ongoing sugar season 2024-25 (SS25, October-September).

The move is likely to boost sugar prices by a moderate 1 per cent.

Earlier, prices were expected to decline 2-3 per cent owing to a higher inventory level of 8.3 mt for the season.

With higher price realisations, small and medium enterprises (SMEs), which primarily operate standalone mills and lack the financial resources to invest in distilleries and power plants, can expect a margin expansion of 50-80 basis points (bps). These units account for nearly half of the sector's revenue.

Last financial year, the industry witnessed a sharp 10 per cent growth in revenue, driven by an 8 per cent year-on-year (Y-o-Y) increase in sugar prices and a steady 2 per cent rise in consumption. This was despite a ban on sugar exports in the second half as SMEs' margins expanded due to lower domestic sugar production, which lifted prices.

The industry is also seeking an increase in the minimum support price (MSP) for sugar, which has remained unchanged at ₹31 per kilogram since February 2019. If the government agrees, the move will further improve sugar realisations and enhance the pofitability of SMEs.

SHARE OF MSMEs IN SUGAR INDUSTRY

Large players
MSMEs
50%
50%

Source: Crisil intelligence

www.bankofbaroda.in
बैंक ऑफ़ बड़ौदा Bank of Baroda

NOTIFICATION FOR LOSS OF SHARE CERTIFICATE

Notice is hereby given that the following Share Certificate of Bank of Baroda has been reported lost:

Sr. No.	Folio No	Name/Joint Names	Share Certificate No	Distinctive		No. of Shares
				From	To	
1	BBE257857	NAVINCHANDRA PREMCHAND CHOKSI RAMESH PREMCHAND CHOKASI	2032772	22648911	22651410	2500

Any person(s) who has / have claim / objection in respect of the aforesaid, should communicate the same to the Bank's Registrar & Share Transfer Agent at M/s KFin Technologies Ltd., (Unit : Bank of Baroda), Selenium Tower B, Plot No. 31 & 32, Gachibowli, Financial District, Nanakramguda, Serilingampally, Hyderabad-500032 (E-mail - einward.ris@kfintech.com) or to the Bank at Bank of Baroda, Baroda Corporate Centre, Investors' Services Department, 7th Floor, C-26, G - Block, Bandra Kurla Complex, Bandra (E), Mumbai-400051 (E-mail - investorservices@bankofbaroda.com), within Seven days from the date of publication of this advertisement, else the Bank will proceed to issue duplicate share certificate after the expiry of Seven days.

Place: Mumbai
Date: 24.01.2025

For Bank of Baroda
P. K. Agarwal
Company Secretary

50 years of market wisdom, not market whispers.

50 Years of Insight

Dr.Reddy's
Dr. REDDY'S LABORATORIES LIMITED
Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

STATEMENT OF UNAUDITED STANDALONE AND CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2024

Based on the recommendations of the Audit Committee, the Board of Directors of Dr. Reddy's Laboratories Limited ("the Company") at their meeting held on January 23, 2025 have approved the unaudited standalone and consolidated financial results for the quarter and nine months ended December 31, 2024.

The aforementioned financial results along with press release thereon are available on Company's website at https://drreddys.com/investor#investor-services#other-stock-exchange-intimations and can also be accessed by scanning Quick Response Code given below:

For and behalf of Board of Directors of Dr. Reddy's Laboratories Limited

Place : Hyderabad
Date : January 23, 2025

Sd/-
G V Prasad
Co-Chairman and Managing Director
DIN:00057433

INSURANCE & REINSURANCE CONFERENCE 2025
MEDC MAHARASHTRA ECONOMIC DEVELOPMENT COUNCIL

23rd January 2025
Building a Sustainable Future & Transforming Risk into Opportunities

Under the leadership of **Mr. Atul Shirodkar,** President, MEDC, MEDC has organised Insurance & Reinsurance Conference 2025 which was inaugurated by the **Chief Guest: Ms. Vibha Padalkar**, MD & CEO, HDFC Life, highlighted opportunities in India's life insurance sector, citing a 91% protection gap and low sum-assured-to-GDP ratio. She noted ₹60,000 crore in claims paid during COVID-19 and stressed the potential in retirement policies, calling for innovation to drive sustainable growth in the industry, untapped potential of retirement policies to drive sustainable growth in the insurance sector.

Mr. Nilesh Sathe, Conference Convener, MEDC Advisory Council Member, Ex-Member Life-IRDAI, Ex-CEO LIC Mutual Fund, delivered welcome remarks and emphasized on insurance reforms, raising FDI limits to 100%, increasing insurers in India from 70 to 400+, and enabling composite licenses. He highlighted the sector's capital-intensive nature, health insurance growth, and the need for tax relief on policy maturity to drive sustainable industry growth. **Mr. Nandkishor Kagliwal**, Past-President, MEDC and **Mr. Sachin Itkar**, Vice-President, MEDC felicitated the dignitaries on the dais. **Mr. Venkatachalam Iyer**, MD & CEO, TATA AIA Life Insurance spoke about need for insurance awareness and AI-driven advice and **Mr. Dwaipayan Dutta**, Head Life & Health Reinsurance & Insuretech Solutions, GM J. B. Boda Group, talked about reinsurance potentials and regulatory challenges. The three panel discussion, Strategy for building sustainable future growth of Insurance, Technology Development in the new emerging Risk & ways to mitigate them and Career opportunities in Insurance sector, were discussed by **Dr. George E Thomas**, Professor. Research & Non-Life, Insurance Institute of India. **Mr. R. Doraiswamy** Managing Director, Life Insurance Corporation of India. **Ms. Kasturi Sengupta**, General Manager, National Insurance Co. Kolkata, ED (designate) New India Assurance Co. Ltd. Mumbai. **Ms. Lata Iyer**, DGM, New India Assurance Co. Ltd. **Mr. Rajiv Gupta**, President, PB Fintech Ltd, Parent Company of Policybazaar and Paisabazaar. **Mr. Amit Kadam**, Vice President-Information Security, SUD Life. **Mr. Ganessh S Iyer**, Founder, Iyer's Prorisk Business Solutions. **Mr. A. V. V. Gopal Rao**, Head - Risk & Commercial Claims, Reliance General Insurance Co Ltd. **Mr. Sushil Salunke**, Vice President, TATA AIA Life Insurance. **Mr. Sundar Natarajan**, CHRO, India First, **Dr. Ramesh Kumar Satuluri**, Assistant Professor, Research, College of Insurance Institute of India. **Mr. Neville Sequeira**, Associate Vice president, Bancassurance HDFC Life. **Mr. Anand Kulkarni**, MEDC Insurance Committee Members proposed vote of thanks & **Ms. Sheetal Panchal**, Director General, MEDC had given introduction of MEDC & Conference.

MEDC's Insurance & Reinsurance Conference 2025 has achieved huge success with more than 250+ attendees, 15+ eminent speakers & 5+ sponsors and supporters.

Knowledge Partner: INSURANCE INSTITUTE OF INDIA
Supported by: policybazaar, Walnut - Aap ka Bima, TATA AIA LIFE INSURANCE, LIC
Media Partner: Business Standard

శుక్రవారం 24 - 1 - 2025 ఆంధ్రప్రభ హైదరాబాద్ | 5

గిడుగు సేవలు అజరామరం

- హైకోర్టు న్యాయమూర్తి జస్టిస్ జీ. రాధారాణి

హైదరాబాద్, ఆంధ్రప్రభ: గిడుగు రామమూర్తి పంతులు భాషాసేవలు అజరామరమని, తెలుగు భాషాసాహిత్యాలకు గిడుగు రామ్మూర్తి పంతులు ఎంతో సేవ చేశారని హైకోర్టు న్యాయమూర్తి జస్టిస్ జీ.రాధారాణి పేర్కొన్నారు. ప్రముఖ కవి డా.బిక్కి కృష్ణ అధ్యక్షతన హైదరాబాద్ సుందరయ్య విజ్ఞాన కేంద్రంలో గిడుగు వర్ధంతి వేడుకలు అంగరంగ వైభవంగా జరిగాయి. గిడుగు రామమూర్తి పంతులు ఫౌండేషన్, శంకరం వేదిక సంయుక్త ఆధ్వర్యంలో నిర్వహించిన ఈ వేడుకల్లో తెలుగు వన్ వ్యవస్థాపకులు కంఠంనేని రవిశంకర్, ఫౌండేషన్ అధ్యక్షురాలు గిడుగు కాంతికృష్ణ, సాహితీవేత్తలు డా.విజయలక్ష్మి పండిట్, డా.జెల్ది విద్యాధర్, శంకరం వేదిక అధ్యక్షురాలు యలవర్తి ధనలక్ష్మి తదితరులు పాల్గొన్నారు. గిడుగు రామమూర్తి పంతులు హేతువాది అని ఆయన తెలుగు జీవద్భాషను రక్షించడానికి జీవితాంతం రాజీలేని పోరాటం చేశారని జస్టిస్ రాధారాణి తెలిపారు. సవరభాషకు వ్యాకరణం అందించిన గిరిజన పక్షపాతి, భాషావేత్త గిడుగువారని సభలో పాల్గొన్న వక్తలు కొనియాడారు. పాఠశాలల్లో, ప్రభుత్వ కార్యాలయాల్లో తెలుగు భాషను అమలు చేయాలని డిమాండ్ చేశారు. ఈ సందర్భంగా వివిధ రంగాలలో సేవలు అందించిన అలూరు సుభాష్‌బాబు, డా. పి.సునందబాయి, దివాకర బాబు, భగీరథ, విక్రమ్ పూల, వినాయకరావు, హనుమంతరావు, రామచంద్ర నాయక్‌లకు గిడుగు జాతీయ జీవన సాఫల్య పురస్కారాలు అందజేశారు. డా.రాధా కుసుమ, పద్మశ్రీ లత ఆధ్వర్యంలో నిర్వహించిన కవిసమ్మేళనం, గిడుగు జాతీయ పురస్కారాల మహోత్సవంలో రెండు తెలుగు రాష్ట్రాలకు చెందిన కవులు, కళాకారులు, సంఘసేవకులు పెద్దసంఖ్యలో పాల్గొన్నారు.

మైత్రీ సంస్థల్లో మూడో రోజూ ఐటీ సోదాలు

- పెట్టుబడులు..లాభాలపై విచారణ
- అస్వస్థతకు గురైన దిల్ రాజు తల్లి
- ఐటీ అధికారుల వాహనంలో ఆసుపత్రికి తరలింపు

MYTHRI
MOVIE MAKERS

హైదరాబాద్,ఆంధ్రప్రభ : ప్రముఖ సినీ నిర్మాత, తెలంగాణ ఎఫ్‌డీసీ ఛైర్మన్ దిల్ రాజు, మైత్రీ మూవీస్, మ్యాంగో మీడియా ఆఫీసుల్లో ఐటీ అధికారులు గురువారం సోదాలు చేశారు. గత మూడు రోజులుగా నిర్మాత దిల్ రాజు ఇంట్లో ఐటీ సోదాలు జరుగుతోన్న విషయం తెలిసిందే. ఈనెల 20న మొదలైన ఇన్ కమ్ ట్యాక్స్ అధికారులు తనిఖీలు మూడు రోజులుగా కొనసాగుతూనే ఉన్నాయి. దిల్ రాజు ఇళ్లు, ఆఫీస్‌తో పాటు ఆయన కుమార్తె, సోదరుడి ఇళ్లలోనూ ఐటీ అధికా రులు రైడ్స్ చేశారు. దిల్ రాజు బ్యాంక్ ఖాతాలు, ఐటీ రిటర్న్స్, బ్యాలెన్స్ షీట్లను ఐటీ అధికారులు పరిశీలించారు. సంక్రాంతికి వస్తున్నాం, గేమ్ ఛేంజర్ సిని మాల బడ్జెట్ లెక్కలపైన అధికారులు ఆరా తీసినట్లు తెలుస్తోంది. అంతే కాకుం డా నిర్మాణ సంస్థల ఆదాయం, ట్యాక్స్ చెల్లింపు మధ్య తేడా ఉన్నట్లుగా గుర్తిం చారు. ఇందులో భాగంగా పలు సంస్థలకు చెందిన వ్యాపార లావాదేవీల డాక్యుమెంట్లను స్వాధీనం చేసుకున్నారు. బ్యాంకు లాకర్లను కూడా ఆదాయపు పన్నుశాఖ అధికా రులు తనిఖీ చేస్తున్నారు. ప్రాథమిక ఆధారాలతో కేసు నమోదు చేశాకే ఈ బృందాలు సోదాలు జరుపుతున్నాయి. ఇంట్లో ఐటీ రైడ్స్ జరుగుతున్న సమయంలో దిల్ రాజు తల్లి తీవ్ర అస్వస్థతకు గురయ్యారు. దీంతో ఆమెను ఐటీ అధికారుల వాహనంలోనే ఆసుపత్రికి తరలించారు.

పెట్టుబడులు..లాభాలపై

మైత్రీ మూవీ మేకర్స్ చిత్ర నిర్మాతలు నివాసాల్లో సైతం ఐటీ శాఖ అధికారులు సోదాలలో కీలక పత్రాలు స్వాధీనం చేసుకున్నారు. ముఖ్యంగా ఇటీవల విడుదలైన చిత్రాలను ఎన్ని కోట్ల రూపాయిలతో నిర్మించారు. అంత నగదు ఎక్కడి నుంచి తీసుకు వచ్చారు. ఆయా సినిమాలకు ఏ మేర లాభాలు వచ్చాయి. పన్నుల రూపంలో ఎంత చెల్లించాల్సి ఉందన్న అంశాలకు సంబంధించి విచారణ చేపట్టారు. విచారణలో భాగంగా నిర్మాతలపై ఆదాయపు పన్ను శాఖ అధికారులు ప్రశ్నల వర్షం కురిపించారు.

లావాదేవీలపై ఆరా..!

నిర్మాత దిల్ రాజు, విజయ్ సింహ రెడ్డి మధ్య ట్రాన్సాక్షన్‌లను ఐటీ అధికారులు పరిశీలించారు. దిల్ రాజు విజయ సింహారెడ్డి నివాసంలో పలు కీలక డాక్యుమెంట్ స్వాధీనం చేసుకున్నారు. ఇద్దరి ఇళ్లలో బంగారు ఆభరణాలను పోలీసులు సీజ్ చేశారు. అయితే ఐటీ అధికారులతో దిల్ రాజు వాగ్వాదానికి దిగారు. దిల్ రాజు స్టాఫ్‌ను ఐటీ అధికారులు మ్యాన్ హ్యాండ్లింగ్ చేశారని తెలియడంతో ఐటీ అధికారుల తీరుతో దిల్ రాజు వాగ్వాదానికి దిగారు. మూడు రోజులుగా దిల్ రాజు నివాసంలో పనిచేసే స్టాఫ్ ఫోన్‌లను తమ వద్దే ఐటీ అధికారులు ఉంచుకున్నారు

స్పందించిన అనిల్ రావిపూడి :

నిర్మాత దిల్ రాజు ఇళ్లు, ఆఫీసుపై ఆదాయపు పన్నుశాఖ సోదాలు జరుగుతున్న నేపథ్యంలో దర్శకుడు అనిల్ రావిపూడి స్పందించారు. ఐటీ దాడులనేవి దిల్‌రాజుపైనే కాకుండా చాలా మందిపై జరుగుతుంటాయని ఆయన అభిప్రాయపడ్డారు.

వరుస ఎన్నికల నేపథ్యంలో

వేగంగా పథకాల అమలు

హైదరాబాద్, ఆంధ్రప్రభ : ఈ ఏడాదంతా వరుస ఎన్నికలు రానున్నాయి. ప్రభుత్వ పాలనకు, సంక్షేమ పథకాల ప్రారంభాలకు కోడ్ అడ్డంకులు తట స్థించ నున్నాయి. ఇక ప్రజలకు కోడ్ కష్టాలు ఎదురు కాకుండా ప్రభుత్వం ముందస్తుగా మేలుకొంటోంది. ఈ ఏడాదంతా వరుస ఎన్నికలకు సిద్ధమవు తున్నట్లు రాజకీయ విశ్లేషకులు చెప్తున్నారు. తద్వారా సంవత్సరం మొత్తం 'ఎన్నికల కోడ్' నీడలోకి వెళ్లి పోనుంది. ఈ నేపథ్యంలో ఈలోగానే ప్రభుత్వ పథకా లను ప్రారంభించాలని రేవంత్ సర్కార్ ముమ్మరంగా కసరత్తు చేస్తోంది. వీలైనంత తొందర్లోనే పెండింగ్ పథకాలను ఆరంభించి ప్రజలకు మేలు చేయాలనే దిశలో ప్రణాళికలు రచిస్తోంది. ఇందులో భాగంగానే తాజాగా పలు పథకాలను ఈనెల 26న ప్రారంభించ నుంది. రైతు భరోసా, రైతు కూలీలకు ఆత్మీయ భరోసా, ఇందిరమ్మ ఇండ్లు, కొత్త రేషన్‌కార్డుల ప్రారం భోత్సవానికి ప్రభుత్వం ఏర్పాట్లు చేస్తున్నది. ఆ తర్వాత వరుసగా ఎన్నికలకు వెళ్లాలని ఇప్పటికే నిర్ణయించింది.

ఎమ్మెల్సీ నుంచి మున్సిపాలిటీల ఎన్నికల వరకు

ప్రస్తుతం రాష్ట్రంలో స్థానిక సంస్థల ఎన్నికలు పెండింగ్‌లో ఉన్నాయి. గతేడాది ఫిబ్రవరి నుంచి ప్రత్యేకాధికారుల పాలన నడుస్తున్నది. గత సంవత్సరం మార్చిలో పార్లమెంట్ ఎన్నికల నేపథ్యంలో ప్రభుత్వం స్థానిక సంస్థలకు ఎన్నికలు జరపలేదు.

●కోడ్‌రాకముందేఅప్రమత్తం

పలు కారణాలతో ఎన్నికలు వాయిదా పడుతూ వచ్చాయి. బీసీ రిజర్వేషన్ల పెంపు, డెడికేటెడ్ కమిషన్ ఏర్పాటుతో ప్రభుత్వం రిజర్వేషన్ల పెంపుకు కార్యాచరణ చేస్తోంది. ఇవన్నీ పూర్తిచేసి వచ్చే నెలలో స్థానిక ఎన్నికలకు వెళ్లేందుకు ప్రభుత్వం సిద్ధమవుతున్నట్లు సమాచారం. ప్రస్తుతం రాష్ట్రంలో మూడు ఎమ్మెల్సీ స్థానాలకు ఎన్నికలు జరగనున్నాయి. వీటికి నోటిఫికేషన్ వస్తే రాష్ట్రవ్యాప్తంగా ఎన్నికల కోడ్ అమల్లోకి రానున్నది. మార్చి రెండోవారం వరకు ఈ కోడ్ అమల్లో ఉంటుందని చెప్తున్నారు.

మరోవైపు ఫిబ్రవరి రెండో వారం లేదా మూడో వారంలో స్థానిక సంస్థల ఎన్నికలకు కోడ్ వెలువడుతుందని సమాచారం. దీంతో ఏప్రిల్ వరకు ఎన్నికల కోడ్ కొనసాగనున్నది. ఆ తర్వాత ఎమ్మెల్యే కోటాలో ఐదు, స్థానిక సంస్థల నుంచి ఒక ఎమ్మెల్సీ స్థానం ఖాళీ అవుతాయి. ఈ ప్రక్రియ ఆగస్టు వరకు కొనసాగుతుందని తెలుస్తు న్నది. మరోవైపు పురపాలక సంఘాల పాలక మండళ్ల పదవీకాలం ఈ నెల 26తో ముగియనున్నది. ఆ మరుసటి రోజు నుంచే ప్రత్యేకాధికారుల పాలన ప్రారంభమవుతుంది. పురపాలక సంఘాల ఎన్నికలను ఆగస్టు తర్వాత నిర్వహించాలని ప్రభుత్వం భావిస్తున్నట్లు సమాచారం. తద్వారా మరో రెండు నెలలపాటు ఎన్నికల కోడ్ కొనసాగుతుందని అంటున్నారు. ఇలా ఏడాది చివరి వరకు కోడ్

కొనసాగనున్నది.

ఉద్యోగ నోటిఫికేషన్లకు ఇబ్బందులు లేకుండా...

ఏడాదంతా ఎన్నికల నేపథ్యంలో మ్యానిఫెస్టో అమలుకు ఇబ్బందులు తలెత్తకుండా ప్రభుత్వం వ్యవహరిస్తోంది. కొత్త పథకాల ప్రారంభాలు, నియామకాలకు వీలుగా నోటిఫికేషన్లు ఈలోగా పూర్తి చేయనుంది. ఇక వచ్చే ఏడాది ఫిబ్రవరితో జీహెచ్ఎంసీ పాలక వర్గం పదవీ కాలం ముగియనున్నది. ఆ తర్వాత ఎన్నికలేవీ రాష్ట్రంలో ఉండే అవకాశం లేదు.

మీర్‌పేట కేసులో కొత్త ట్విస్ట్

- నిందితుడి మొబైల్‌లో మహిళల ఫోటోలు
- అక్రమ సంబంధం వల్లే భార్యను హత్య చేశాడు
- సీసీ ఫుటేజీ ఆధారంగా దర్యాప్తు
- మృతదేహం ఆనవాళ్ల కోసం పోలీసుల వేట

హైదరాబాద్,ఆంధ్రప్రభ : హైదరాబాద్ మీర్‌పేట మహిళ హత్య కేసులో కొత్త కోణం వెలుగుచూసింది. నిందితుడు గురుమూర్తి మొబైల్‌లో మరో మహిళ ఫోటోలను పోలీసు లు గుర్తించారు. ఆమెతో ఉన్న అక్రమ సంబం ధం వల్లే మాధవిని వదిలించుకునేందుకు హత్య చేసి ఉంటాడని పోలీసులు అనుమానిస్తున్నారు. వెంకట మాధవిని మటన్ కత్తితో హత్య చేయడంతో పాటు అదే కత్తితో మృతదేహాన్ని ముక్కలు చేసిన గురుమూర్తి బకెట్లో పెట్టి వాటర్ హీటర్‌తో ఉడికించినట్లు తెలుస్తోంది. అనంతరం అందులోనే దంచి చెరువులో పడేసినట్లు పోలీసుల విచారణలో నిందితుడు వెల్లడించారు. తర్వాత మాధవి కనిపించట్లేదంటూ ఆమె తల్లిదండ్రులకు చెప్పినట్లు తెలుస్తోంది.భార్య పోలీసులకు ఫిర్యాదు : ఆర్మీలో పనిచేసి రిటైరైన గురు మూర్తి జిల్లెలగూడలో నివాసముంటూ సెక్యూరిటీ గార్డుగా పనిచేస్తున్నాడు. అతని ఫోన్‌లో ఉన్న మహిళ ఫోటోల గురించి మాధవి ప్రశ్నించింది. ఈ విషయంపై ఈనెల 15న భార్యాభర్తల మధ్య వాగ్వాదం జరిగింది. ఈ సమయంలో గురుమూర్తి దాడి చేసినట్లు పోలీసులు అంచనావేశారు. దాడిలో భార్య చనిపోవడంతో ముక్కలు చేసి మాయం చేసిన గురువుమూర్తి, మాధవి కనిపించడం లేదని ఈనెల 17 ఆమె తల్లిదండ్రులకు సమాచార మిచ్చాడు. వారితో కలిసి మీర్‌పేటలో పోలీసులకు ఫిర్యాదు చేశాడు.

కీలకంగా మారిన సీసీ కెమెరాలు

నిందితుడి ఇంటి పరిసరాల్లో సీసీ కెమె రాల ఫుటేజీని పరిశీలించిన పోలీసులు మాధవి బయటకు వెళ్లినట్లు కనిపించక పోవడంతో గురుమూర్తిని అదుపులోకి తీసుకుని విచారిం చారు. దీంతో మరో మహిళతో ఉన్న ఫోటోల ను పోలీసులు గుర్తించారు. మరో మహిళతో సంబంధం నేపథ్యంలో భార్యను కడతేర్చేం దుకు పథకం పన్ని ఉంటాడని పోలీసులు భావిస్తున్నారు. ఐతే నిందితుడు విచారణకు పూర్తి స్థాయిలో సహకరించట్లేదని సమా చారం. కాగా మెదక్ జిల్లా తూప్రాన్ మండలం దండుపల్లికి చెందిన వెంకటమాధవికి ఆంధ్ర ప్రదేశ్‌లోని ప్రకాశం జిల్లా జేపీచెరువుకు చెం దిన గురుమూర్తితో పదేళ్ల క్రితం వివాహమైంది. వారికి కుమార్తె, కుమారుడు ఉన్నారు. గురుమూర్తి గతంలో సైన్యంలో పనిచేసి పదవీ విరమణ చేశాడు. ప్రస్తుతం డీఆర్డీవోలో కాంట్రాక్టు విధానంలో భద్రతా సిబ్బందిగా పని చేస్తున్నాడు.

ఆధారాల కోసం

వెంకట మాధవి హత్య కేసులో మరిన్ని ఆధారాల కోసం పోలీసులు గాలిస్తున్నారు. మృతదేహం పారేసిన జిల్లెల చెరువులో ఆనవాళ్ల కోసం వెతుకున్నారు. కేవలం నిందితుడు చెప్పిన సమాచారంతో మాత్రమే కాకుండా సాంకేతిక ఆధారాలను కూడా సేకరించే పనిలో ఉన్నారు. సీసీ కెమెరాలో రికార్డు అయిన దృశ్యాల ఆధారంగా దర్యాప్తు చేస్తున్నా మని పోలీసులు తెలిపారు.

మాధవి శరీరాన్ని ముక్కలు ముక్కలు చేసి చెరువులో పడేసినట్లు ఇంకా ఆధారాలు దొరక లేదన్నారు. సీసీ కెమెరా ఫుటేజ్ లో మాత్రం వెంకట మాధవి ఇంట్లోకి వెళ్లిన దృశ్యాలు మాత్రమే ఉన్నా యని.. ఇంటి నుండి బయటకు వచ్చిన దృశ్యాలు లేవని ఎస్ఐ వెల్లడించారు. వెంకట మాధవిని భర్త గురుమూర్తి హత్య చేసినట్లు వాళ్ళ కుటుంబ సభ్యులు ఆరోపణల మేరకు సైంటిఫిక్ ఎవిడెన్స్ ఆధారంగా కేసు దర్యాప్తు చేస్తున్నామని చెప్పారు.

పోలీసు 'పంచాయితీ'లకు చెక్

- ప్రతి ఎస్‌హెచ్‌ఓ పనితీరుపై నివేదికలు
- పోలీసులపై వచ్చే ప్రతి ఆరోపణ మీద విచారణ

హైదరాబాద్,ఆంధ్రప్రభ: రాష్ట్రవ్యాప్తంగా పోలీసుల పనితీరును మెరుగు పరిచేందుకు పోలీసు బాసులు వ్యూహా త్మకంగా వ్యవహరిస్తున్నారు. సివిల్ పంచాయితీలు, రియల్ మాఫియాలో దలదూర్చే పోలీసుల పట్ల మరింత కఠినంగా వ్యవహరించనున్నారు. విధులను దుర్వినియోగం చేస్తూ అక్రమార్జ నకు పాల్పడే పోలీసులపై నిఘా అధికం చేయనున్నారు. ఇందులో భాగంగా రాష్ట్రంలోని ప్రతి పోలీస్ స్టేషన్‌లో పోలీసుల పనితీరును పర్యవేక్షిం చేందు క్యూఆర్ కోడ్‌లు ఏర్పాటు చేసిన విషయం విదితమే. ఒకవైపు ఎస్‌బి (స్పెషల్ బ్రాంచ్) అధికారుల నివేదిక, మరోవైపు పోలీసుల తీరుపై ప్రజాభిప్రాయం ఆధారంగా పోలీసులపై తగిన రీతిలో చర్యలు తీసుకోనున్నారు. ముఖ్యంగా తీవ్ర నేరాలలో తలదూర్చిన పోలీసులకు పదవీ విరమణ పొందే వరకు ప్రాధాన్యత లేని పోస్టులలో దీర్ఘకాలం కొనసాగించాలని పోలీసు బాసులు నిర్ణయం తీసుకుంటున్నారు. ఇందులో భాగంగా ప్రత్యేక జీవో రూపొం దించేం దుకు కసరత్తు ప్రారంభమైనట్లు పోలీసు అధికారులు చెబుతున్నారు. స్పెషల్ బ్రాంచ్ పోలీసులకు మరిన్ని అధికారాలు అప్పగించేందుకు సమాలోచ నలు సాగిస్తున్నారు. ఇందులో భాగంగా రాష్ట్రంలోని అన్ని పోలీస్ స్టేషన్‌లలోని పోలీసుల పనితీరుపై వారానికి ఒకసారి నివేదికలు ఇచ్చేలా చర్యలు చేపడు తున్నట్లు తెలియవచ్చింది. గతంలో నెలకో సారి నివేదికలు ఇచ్చే ఎస్‌బీ విభాగం తాజాగా వారానికి ఒకసారి నివేదికలు ఇచ్చేలా నిర్ణయం తీసుకోనున్నట్లు తెలియవచ్చింది. ముఖ్యంగా పోలీసుశాఖలో పోలీసులు రియాల్టర్లకు, అక్రమా ర్కులకు, అవినీతి పరులకు కొమ్ము కాస్తున్నారన్న ఆరోపణలు వెల్లువెత్తుతున్న క్రమంలో సరికొత్త నిర్ణయాలకు పోలీసు బాసులు శ్రీకారం చుడుతున్నట్లు పోలీసు శాఖలో ప్రచారం సాగుతోంది. ఇటీవల కాలంలో పోలీసు శాఖలో సివిల్ పంచాయతీలు చేస్తున్న క్రమంలో ఆ శాఖ ఉన్నతాధికారులు వాటికి చెక్‌పెట్టేలా చర్యలు తీసుకుంటు న్నారు. ప్రజలకు శాంతిభద్రతలు అందించే పోలీసు శాఖలో అవినీతి పరులను ఏరివేసేందుకు పోలీసు బాసులు సన్నద్ధమౌతున్నారు.

నేడు కరీంనగర్‌కు కేంద్ర మంత్రి ఖట్టర్

హైదరాబాద్,ఆంధ్రప్రభ : కరీంనగర్‌లో కేంద్ర మనోహర్ లాల్ ఖట్టర్ పర్యటించనున్నారు. ఈక్రమంలో శుక్రవారం కేంద్ర మంత్రి బండి సంజయ్‌తో కలిసి ఆయన పలు అభివృద్ధి పనులను ప్రారంభించనున్నారు. ముఖ్యంగా కరీంనగర్ బైపాస్ రోడ్ లో డంప్ యార్డ్‌ను సందర్శించున్న కేంద్ర మంత్రి హౌజింగ్ బోర్డు కాలనీలో జరిగే బహిరంగ సభకు హాజరుకానున్నారు. కాగా కేంద్ర మంత్రి శుక్రవారం ఉదయం 9.30 గంటలకు హైదరాబాద్ లోని శంషాబాద్ ఎయిర్ పోర్టుకు చేరుకుంటారు. రాష్ట్ర మంత్రులు పొంగులేటి శ్రీనివాసరెడ్డి, పొన్నం ప్రభాకర్ కేంద్ర మంత్రికి స్వాగతం పలుకుతారు. అక్కడి నుండి నేరుగా పొంగులేటి, పొన్నంతో కలిసి కేంద్ర మంత్రి మనోహర్ లాల్ ఖట్టర్ ప్రత్యేక హెలికాప్టర్ లో కరీంనగర్ లోని స్పోర్ట్స్ స్కూల్ కు చేరుకుంటారు. రాష్ట్ర మంత్రులతో కలిసి ఉదయం 11 గంటలకు తెలంగాణ చౌక్ కు విచ్చేసి రూ.8.2 కోట్లతో మల్టీపర్పస్ స్కూల్ లో చేపట్టిన పార్క్ పనులను, రూ.22 కోట్లతో నిర్మించిన స్పోర్ట్స్ కాంప్లెక్స్ అనుబంధ పనులను ప్రారంభిస్తారు. అనంతరం కరీంనగర్ మున్సిపల్ కార్పొరేషన్ పరిధిలోని హౌజింగ్ బోర్డు కాలనీ పరిధిలో రోజంతా మంచి నీళ్లను సరఫరా చేసే చారిత్రక కార్యక్రమాన్ని బండి సంజయ్ తో కలిసి ప్రారంభించనున్నారు. హైదరాబాద్‌లో రాష్ట్ర విద్యుత్ శాఖ, మున్సిపల్ శాఖలపై ఉన్నతాధికారులతో కలిసి సమీక్షి అనంతరం తిరిగి ఢిల్లీ బయలుదేరి వెళతారని ఆ పార్టీ శ్రేణులు వివరించాయి.

పోక్సో కేసులో నిందితుడికి 20 ఏళ్ల జైలు

కర్నూలు, ఆంధ్రప్రభ ప్రతినిధి: పోక్సో కేసులో నిం దితుడికి 20 సంవత్సరాలు జైలు, రూ. పది వేలు జరిమానా విధిస్తూ కర్నూలు జిల్ల స్పెషల్ పోక్సో కోర్టు తీర్పు ఇచ్చింది. కర్నూలు జిల్లా, గోనెగండ్ల మండ లం గంజహల్లి గ్రామానికి చెంది న దర్గా షేక్షావలి (30) జేసీబీకి డ్రైవర్‌గా పనిచేస్తు న్నాడు. కర్నూ లు, మహావీర్ నగర్‌లో ఓ మైనర్ బాలికపై అఘాయిత్యానికి పాల్ప డ్డాడు. సదరు కర్నూలు , మహావీర్ నగర్‌కు చెందిన మైనర్ బాలిక తల్లి ఫిర్యాదు మేరకు 2021 ఆగష్టు 12న కర్నూలు మహిళా పోలీసు స్టేషన్‌లో పోక్సో యాక్ట్ 2012 నమోదు చేశారు.

COROMANDEL AGRO PRODUCTS AND OILS LTD.,
CIN.NO-L15143TG1975PLC001967
Website: capol.in, E-mail: capol@capol.in

బోర్డ్ ఆఫ్ డైరెక్టర్స్ సమావేశ నోటీసు

ఇందుమూలముగా తెలియజేయునది ఏమనగా మెస్సర్స్ కోరమండల్ అగ్రో ప్రొడక్ట్స్ & అయిల్స్ లిమిటెడ్, సెబి (LODR) రెగ్యులేషన్స్, 2015, రెగ్యులేషన్ 29 (1)(a)ను అనుసరించి బోర్డ్ ఆఫ్ డైరెక్టర్స్ యొక్క సమావేశము సం. 5/2024-25, ది.30 జనవరి 2025 న ఉదయము 11:30 AM కు కంపెనీ యొక్క ఆడిట్ చేయబడని డిసెంబరు 31, 2024 తో ముగిసిన త్రైమాసికం ఆర్థిక నివేదికలను ఆమోదించుటకు కొరకు డోర్ నెం.5/01, మెయిన్ రోడ్, జాండ్రపేట, చీరాల-523165, బాపట్ల జిల్లా, ఆంధ్రప్రదేశ్ నందు నిర్వహించుటకు నిర్ణయించటమైనది.

కోరమండల్ అగ్రో ప్రొడక్ట్స్ & అయిల్స్ లిమిటెడ్
Sd/-
ప్రదేశం: హైదరాబాద్
తేది: 22.01.2025
మహేష్ శేఖర్ (డిన్ నెం.02051004)
హోల్ టైం డైరెక్టర్ మరియు సి.ఈ.ఓ.

బహిరంగ ప్రకటన

ఇందుమూలముగా డిపాజిట్ దారులకు తెలియజేయునది ఏమనగా

టేకు చెట్లు

1992 సంవత్సరంలో మాచే ప్రమోట్ చేయబడిన పథకాలు 1998 సంవత్సరంలో సమాప్తమయ్యాయి మరియు డిపాజిట్‌దారులకు డబ్బు వాపసు ఇవ్వడం జరిగింది. డిపాజిట్ స్వీకరించని వారు ఇట్టి నోటీసు యొక్క 30 రోజులలోపు వారి డిపాజిట్‌తోపాటు బాకీ ఉన్న వడ్డీ తిరిగి పొందుటకు తగు డాక్యుమెంట్లతో దిగువ పేర్కొన్న చిరునామాలో దయచేసి మమ్మలను సంప్రదించగలరు.

హెచ్.వి. షా, డైరెక్టర్
బ్లిస్ ప్లాంటేషన్స్ & హిల్ రిసార్ట్స్ ప్రైవేట్ లిమిటెడ్ (డిఫంక్ట్)
(ఎస్) 102, జార్జ్‌నియా వీధి, చెన్నై- 600001
blissplantationsresorts@gmail.com
ఫోన్: 044-25227305

Dr.Reddy's

Dr. REDDY'S LABORATORIES LIMITED
Regd. Office: 8-2-337, Road No.3, Banjara Hills,
Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900,
Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

STATEMENT OF UNAUDITED STANDALONE AND CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2024

Based on the recommendations of the Audit Committee, the Board of Directors of Dr. Reddy's Laboratories Limited ("the Company") at their meeting held on January 23, 2025 have approved the unaudited standalone and consolidated financial results for the quarter and nine months ended December 31, 2024.

The aforementioned financial results along with press release thereon are available on Company's website at https://drreddys.com/investor#investor-services#other-stock-exchange-intimations and can also be accessed by scanning Quick Response Code given below:

For and behalf of Board of Directors of
Dr. Reddy's Laboratories Limited

Place : Hyderabad
Date : January 23, 2025

Sd/-
G V Prasad
Co-Chairman and Managing Director
DIN:00057433

అగ్రనేతల కోసం వేట ముమ్మరం

- మావోయిస్టు అగ్రనేత చంద్రహాస్ మృతి
- గరియాబాద్ అడవులను జల్లెడ పడుతున్న బలగాలు
- మావోల స్థావరంలో పోలీసు శిబిరాలు
- ఆయుధ డంప్‌లపై స్పెషల్ డ్రైవ్

హైదరాబాద్,ఆంధ్రప్రభ : ఛత్తీస్‌గఢ్‌లో గరియా బాద్ ఎన్‌కౌంటర్ తర్వాత అడవుల్లో మావోయిస్టు అగ్రనేతల కోసం భద్రతా బలగాలు కూంబింగ్ ముమ్మ రం చేశాయి. ఈక్రమంలో దట్టమైన అడవులను బల గాలు జల్లెడ పడుతున్నాయి. ముఖ్యంగా మావో యిస్టు లను అమర్చిన బాంబులను ఒక్కొక్కటిగా నిర్వీర్యం చేస్తూ బలగాలు ముందుకు సాగుతున్నాయి. బీజాపూర్ లో భద్రతా బలగాల కాన్వాయ్‌ను లక్ష్యంగా చేసుకొని మావోయిస్టులు మందుపాతరలు అమర్చడంతో ఏడుగురు జవాన్లు, ఒక డ్రైవర్ మరణించిన విషయం విదితమే. అప్పటినుంచి అటవీ ప్రాంతాలలో భద్రతాబలగాలు కూంబింగ్ ముమ్మరం చేశాయి. ఇందులో భాగంగా మావోయిస్టుల స్థావ రాలను సైతం భద్రతా బలగాలు ధ్వంసం చేస్తున్నాయి.

బీజాపూర్ అడవుల్లో మావోయిస్టుల శిక్షణా శిబిరాలను స్థానిక పోలీసుల సహాయంతో బలగాలు గుర్తించారు. మావోయిస్టుల ప్రాబల్యం అధికంగా ఉన్న ఛత్తీస్‌గఢ్, ఒడిస్సా రాష్ట్రాల్లో అడవులను భద్రతా బల గాలు అణువణువునా గాలిస్తున్నారు. తాజా ఎన్‌కౌం టర్‌లో మావో యిస్టు పార్టీకి చెందిన అగ్రనేతలతో సహా పదుల సంఖ్యలో మావోయిస్టులు మృతిచెందిన విషయం తెలిసిందే.

మావోయిస్ట్ అగ్రనేత చంద్రహాస్ మృతి గరియా బాద్ ఎన్‌కౌంటర్‌లో మావోయిస్టు కీలక నేత ప్రమోద్ అలియాస్ చంద్రహాస్ చనిపోయినట్లు భద్రతా బలగాలు ప్రకటించాయి. చంద్రహాస్ ఒడిశాతోపాటు ఈస్ట్ జోనల్ బ్యూరో ఇన్‌చార్జ్‌గా పనిచేస్తున్నారని అధికారులు వెల్లడించారు. ఆయనపై రూ.20 లక్షలకుపైగా రివార్డు ఉన్న ది తెలిపారు. మావోయిస్ట్ అగ్రనేత చంద్రహాస్ మృతి

గరియాబాద్ ఎన్‌కౌంటర్‌లో మావోయిస్టు కీలక నేత ప్రమోద్ అలియాస్ చంద్రహాస్ చనిపోయినట్లు భద్రతా బలగాలు ప్రకటించాయి. చంద్రహాస్ ఒడిశాతో పాటు ఈస్ట్ జోనల్ బ్యూరో ఇన్‌చార్జ్‌గా పనిచేస్తున్నారని అధికారులు వెల్లడించారు. ఆయనపై రూ.20 లక్షలకుపైగా రివార్డు ఉన్నది తెలిపారు. రెండు రోజుల క్రితం ఒడిశా-ఛత్తీస్‌గఢ్ సరిహద్దు అటవీ ప్రాంతంలో భారీ ఎన్‌కౌంటర్ జరిగిన విషయం తెలిసిందే. ఇందులో 16 మంది మావోయిస్టులు చనిపోయారు. వారిలో దశాబ్దాల పాటు భద్రతా దళాలకు దొరకకుండా తప్పిం చుకు తిరుగుతున్న మావోయిస్టు అగ్రనేత జయరాం రెడ్డి అలియాస్ చలపతి కూడా ఉన్నారు. తాజాగా చంద్రహాస్‌ను హతమార్చినట్లు పోలీసులు వెల్లడించారు. హైదరాబాద్‌లోని అల్వాల్‌కు చెందిన వారు.

1985లో గద్దర్ టీమ్‌లో కొంతకాలం పనిచేసిన చంద్రహాస్.. ఆ తర్వాత అజ్ఞాతంలోకి వెళ్లారు. ప్రారంభంలో జననాట్య మండలిలో పనిచేశారు. గిరిజనుల పక్షాన నిలబడి వారికి సన్నిహితంగా ఉంటూ మాడ్ ఉద్యమానికి బీజం వేశారు. ప్రస్తుతం ఆయన మావోయిస్టు పార్టీ డీకేఎస్ జేడీసీ సభ్యుడిగా కొనసాగుతున్నారు.

అగ్రనేతల కోసం వేట !

ఛత్తీస్‌గఢ్ దంతెవాడ జిల్లా సరిహద్దుల్లోని దండకారణ్యంలో స్థానిక మావోయిస్టులతో కేంద్ర కమిటీ అగ్రనేతలున్నట్లు కేంద్ర బలగాలు అనుమానిస్తున్నాయి. తాజా ఎన్‌కౌంటర్‌లో ఒకరిద్దరు మాత్రమే కేంద్రకమిటీ నేతలున్నట్లు తేలింది. అయితే సమావేశంలో పాల్గొన్న మావోయిస్టు పార్టీ అగ్రనేత ఆచూకీ కోసం భద్రతా బలగాలు స్పెషల్ ఆపరేషన్ చేపట్టాయి. సంఘటనా స్థలంలో బలగాలు భారీ ఎత్తున పేలుడు పదార్థాలు, ఆటోమేటిక్ గన్స్ స్వాధీనం చేసుకున్నామని, అయితే అగ్రనేతలకు సంబంధించి ఎటువంటి ఆనవాళ్లు లభించలేదని భద్రతా సిబ్బంది విచారణలో తేలింది. ఎన్‌కౌంటర్ సమయంలో మావోయిస్టు అగ్రనేతలు పారిపోయిన దారులలో బలగాలు కూంబింగ్ చేపడుతున్నాయి. ఇటీవల వరుస ఎన్‌కౌంటర్‌లలో మావోయిస్టు పార్టీకి చెందిన అగ్రనేతలు పారిపోయిన దిశతో పాటు అటవీ ప్రాంతంలోని పలు అనుమానస్పద ప్రాంతాలలో బలగాలు, స్థానిక పోలీసుల సహకారంతో వేట సాగిస్తున్నాయి.

మావోల కోటలో పోలీసు శిబిరాలు

గత రెండు దశాబ్దాలుగా మావోల ఆధీనంలో ఉన్న దంతెవాడ దండకారణ్యాన్ని కేంద్ర బలగాలు తమ ఆధీనంలోకి తీసుకున్నాయి. తాజా ఎన్‌కౌంటర్‌లో 19 మంది మావోలను మట్టుబెట్టిన బలగాలు దంతెవాడ దండకారణ్యంలోని మావోయిస్టుల శిబిరాలలో పోలీసు క్యాంప్‌ను ఏర్పాటు చేసినట్లు తెలుస్తోంది. వెరసి ఏళ్ల తరబడి మావోల సామ్రాజ్యంగా మారిన దంతెవాడ అభయారణ్యాన్ని భద్రతా బలగాలు ఆధీనంలోకి తీసుకున్నట్లు పోలీసు వర్గాలు పేర్కొంటున్నాయి. గడచిన మూడు నెలల కాలంలో ఛత్తీస్‌గఢ్‌లోని దంతె వాడ, సమీప దండకారణ్యంలో జరిగిన ఎన్‌కౌంటర్‌లలో 220 మందికి పైగా మావోలు మృత్యువాత పడగా, వరుస ఎన్‌కౌంటర్‌ల నేపథ్యంలో 160మంది మావోలు స్వచ్ఛందంగా పోలీసులకు లొంగిపోయారు. తాజా ఎన్‌కౌంటరతో మావోయిస్టులు ప్రతీకార దాడులకు పాల్పడే అవకాశం ఉందన్న అనుమానంతో తెలంగాణ పోలీసు యంత్రాంగం అప్రమత్తమైంది.

కాప్రికార్న్ సిస్టమ్స్ గ్లోబల్ సొల్యూషన్స్ లిమిటెడ్
CIN: L52510AP1985PLC043347
నమోదిత కార్యాలయం: ఇం.నెం. 1-120/బి/28, ప్లాట్ నెం.28, సిరి ఎన్‌క్లేవ్ కాలనీ, నిజాంపేట్, బాచుపల్లి మండలం, హైదరాబాద్-500090.
ఫోన్: 9391010934, వెబ్: www.capricornsys-global.com ఇ-మెయిల్: complianceofficer@capricornsys-global.com

31 డిసెంబరు, 2024తో ముగిసిన త్రైమాసికం మరియు తొమ్మిది నెలల కొరకు ఆడిట్ చేయని ఆర్థిక ఫలితాలు రూ. లక్షలలో

క్ర. సం	వివరాలు	ముగిసిన త్రైమాసికం			ముగిసిన తొమ్మిది నెలలు		ముగిసిన సంవత్సరం
		(31-12-2024)తో ముగిసిన 3 నెలలు ఆడిట్ చేయనివి	(30.09.2024) తో ముగిసిన గత 3 నెలలు ఆడిట్ చేయనివి	(31.12.2023) తో ముందు సంవత్సరంలో ముగిసిన ఇవే 3 నెలలు ఆడిట్ చేయనివి	(31.12.2024) తో ముగిసిన ప్రస్తుత కాలం కొరకు సంవత్సరం నుండి తేదీ సంఖ్యలు ఆడిట్ చేయనివి	(31.12.2023) తో ముగిసిన గత కాలానికి సంవత్సరం నుండి తేదీ సంఖ్యలు ఆడిట్ చేయనివి	(31.03.2024) తో ముగిసిన గత గణక సంవత్సరం ఆడిట్ చేసినవి
1	ఆదాయం						
	(ఎ) నికర అమ్మకాలు / కార్యకలాపాల నుండి ఆదాయం	25.800	25.711	24.899	75.834	98.232	82.971
	(బి) ఇతర ఆదాయం	0.000	0.000	0.182	0.000	0.661	0.913
	కార్యకలాపాల నుండి మొత్తం ఆదాయం (నికరం)	25.800	25.711	25.081	75.834	98.893	83.883
2	ఖర్చులు						
	(ఎ) ఉద్యోగుల ప్రయోజనాల వ్యయం	19.949	20.856	21.577	59.498	74.194	72.757
	(బి) తరుగుదల మరియు అమార్టైజేషన్ వ్యయం	0.162	0.010	0.000	0.182	0.187	0.081
	(సి) ఇతర ఖర్చులు	11.100	47.021	12.734	105.448	21.513	26.012
	(డి) ఆర్థిక వ్యయాలు	0.000	0.000	0.000	0.000	0.000	0.000
	మొత్తం ఖర్చులు	31.212	67.887	34.311	165.129	95.895	98.849
3	లాభం / (నష్టం) మినహాయింపదగిన ఐటంలు మరియు పన్నులకు ముందు కార్యకలాపాల నుండి (1-2)	(5.412)	(42.176)	(9.230)	(89.295)	2.998	(14.966)
4	అసాధారణ ఐటంలు	0.000	0.000	0.000	0.000	0.000	0.000
5	లాభం / (నష్టం) పన్నులకు ముందు సాధారణ కార్యకలాపాల నుండి (3-4)	(5.412)	(42.176)	(9.230)	(89.295)	2.998	(14.966)
6	పన్ను వ్యయాలు						
	(ఎ) ప్రస్తుత పన్ను	0.000	0.000	0.000	0.000	0.755	0.000
	(బి) వాయిదా పన్ను	0.000	0.000	0.000	0.000	0.000	(0.246)
7	లాభం / (నష్టం) పన్ను తరువాత కొనసాగుతున్న కార్యకలాపాలనుండి (5-6)	(5.412)	(42.176)	(9.230)	(89.295)	2.244	(14.720)
8	లాభం / (నష్టం) నిలిపివేయబడిన కార్యకలాపాలనుండి	0.000	0.000	0.000	0.000	0.000	0.000
9	నికర లాభం / (నష్టం) కాలానికి (7+8)	(5.412)	(42.176)	(9.230)	(89.295)	2.244	(14.720)
10	ఇతర సమగ్ర ఆదాయం (పన్ను యొక్క నికరం)	0.000	0.000	0.000	0.000	0.000	(0.381)
11	మొత్తం సమగ్ర ఆదాయం (9+10)	(5.412)	(42.176)	(9.230)	(89.295)	2.244	(15.101)
12	చెల్లించిన ఈక్విటీ వాటా మూలధనం (వాటా ముఖ విలువ రూ.10/- చొప్పున)	399.600	399.600	399.600	399.600	399.600	399.600
13	గత గణక సంవత్సరం యొక్క ఆస్తి అప్పుల పట్టిక ప్రకారం రీ వాల్యుయేషన్ రిజర్వులు సహా రిజర్వులు						(32.389)
14	ప్రతి వాటా ఆర్జనలు (అసాధారణ ఐటంలకు ముందు) (రూ.10/- చొప్పున) (వార్షికరించబడనివి) : బేసిక్ & డైల్యూటెడ్ (రూ.లలో)	(0.135)	(1.055)	(0.231)	(2.235)	0.056	(0.368)

సూచనలు :
1. 31 డిసెంబర్, 2024 తో ముగిసిన త్రైమాసికం కొరకు పై ఆడిట్ చేయని ఆర్థిక ఫలితాలు బోర్డు యొక్క ఆడిట్ కమిటీచే సమీక్షించబడినవి మరియు 23 జనవరి, 2025 న జరిగిన వారి సంబంధిత సమావేశాల వద్ద డైరెక్టర్ల బోర్డుచే ఆమోదించబడినవి.
2. కంపెనీ కేవలం సాఫ్ట్‌వేర్ డెవలప్‌మెంట్ యాక్టివిటీ కలిగి ఉన్నందున, "సెగ్మెంట్ రిపోర్టింగ్" క్రింద వివరాలు ఇవ్వబడలేదు.
3. పోల్చదగిన అంకెలు రీ గ్రూప్ చేయబడినవి మరియు అవసరమని భావించినచోట రీకాస్ట్ చేయబడినవి.
4. పై ఆర్థిక ఫలితాలు కంపెనీ యొక్క చట్టబద్ధమైన ఆడిటర్లచే పరిమిత సమీక్షకు లోబడి ఉన్నవి.

కాప్రికార్న్ సిస్టమ్స్ గ్లోబల్ సొల్యూషన్స్ లిమిటెడ్ కొరకు
సం/-
ఎస్.మన్ మోహన్ రావు
మేనేజింగ్ డైరెక్టర్
(డిఐఎన్: 00109433)

ప్రదేశం: హైదరాబాద్
తేది : 23 జనవరి, 2025